

07004853

S COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 44110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Street Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

567 San Nicolas Drive, Suite 200
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warner Griswold (949) 640-8780
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170	Northridge	California	
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warner Griswold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Street Advisors, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of LOS ANGELES, CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 9TH day of FEB, 2007

Andrew A. Prentiss
Notary Public

Signature

CHIEF OPERATING OFFICER
Title


ANDREW A. PRENTISS
COMM. # 1718307
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Jan. 19, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Green Street Advisors, Inc.:

We have audited the accompanying statement of financial condition of Green Street Advisors, Inc. (the Company), as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Street Advisors, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 9, 2007

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Green Street Advisors, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 9,097,625
Deposit held at clearing organization	100,000
Receivable from broker-dealer	1,063,284
Accounts receivable	1,000,111
Marketable securities, at market value	1,020,129
Receivable from related party	851,981
Office equipment, net	165,085
Other assets	93,209
Total assets	$ 13,391,424

Liabilities and Stockholders' capital

Liabilities

Account payable & accrued commission expense	$ 228,988
Payable to clearing organization	493,455
Accrued salaries payable	3,061,750
Deferred revenue	2,267,757
Deferred compensation payable	815,607
Income taxes payable	239,708
Total liabilities	7,107,265

Stockholders' capital

Common stock, $0.001 par value, 5,000,000 shares authorized, 1,522,000 issued and outstanding	1,522
Additional paid-in capital	5,417,084
Retained earnings	865,553
Total stockholders' equity	6,284,159
Total liabilities and stockholders' capital	$ 13,391,424

The accompanying notes are an integral part of these financial statements.

Green Street Advisors, Inc.
Statement of Income
For the Year Ended December 31, 2006

Revenue	
Trading commissions and designations	$ 17,285,592
Research income	4,507,417
Real estate commission income	1,901,823
Consulting and special projects	466,000
Spitzer pool initiative income	347,588
Debt advisory income	129,788
Interest income	254,244
Total revenue	24,892,452
Expenses	
Employee compensation and benefits	11,536,704
Management fee expense	2,655,100
Floor brokerage, exchange, and clearance fees	2,364,729
Communications	553,842
Occupancy	384,279
Insurance	444,170
Taxes, licenses and fees, other than income taxes	399,497
Other operating expenses	1,499,645
Total expenses	19,837,966
Income (loss) before income tax provision	5,054,486
Total income tax provision	303,708
Net income (loss)	$ 4,750,778

The accompanying notes are an integral part of these financial statements.

Green Street Advisors, Inc.
Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock		Additional Paid-in	Retained	Note Receivable From	Subscriptions	
	Shares	Amounts	Capital	Earnings	Stockholders	Receivable	Total
Balance at December 31, 2005	1,526,000	$ 1,526	$ 6,868,008	1,089,775	$ (1,200,743)	$ (285,000)	$ 6,473,566
Retirement of common stocks on subscriptions	(4,000)	(4)	(94,996)	–	–	95,000	–
Redemption of common stocks	(2,000)	(2)	(53,998)	–	–	–	(54,000)
Issuance of common stocks	2,000	2	54,098	–	–	–	54,100
Payments of note receivable	–	–	–	–	123,519	–	123,519
Distributions	–	–	–	(4,975,000)	–	–	(4,975,000)
Merger reorganization	–	–	(1,356,028)	–	1,077,224	190,000	(88,804)
Net income (loss)	–	–	–	4,750,778	–	–	4,750,778
Balance at December 31, 2006	1,522,000	$ 1,522	$ 5,417,084	$ 865,553	$ –	$ –	$ 6,284,159

The accompanying notes are an integral part of these financial statements.

Green Street Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ 4,750,778
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 54,455	
Unrealized (gains) losses on marketable securities	(29,278)	
(Increase) decrease in:		
Receivable from broker-dealer	816,244	
Accounts receivable	(611,612)	
Receivable from related party	(797,881)	
Other assets	(57,056)	
(Decrease) increase in:		
Account payable & accrued commission expenses	369,071	
Accrued salaries payable	(125,384)	
Deferred compensation payable	815,607	
Deferred income	455,123	
Income taxes payable	(11,527)	
Total adjustments		877,762
Net cash and cash equivalents provided by (used in) operating activities		5,628,540
Cash flows from investing activities:		
Purchase of office equipment	(51,714)	
Investment in related party	(43,800)	
Proceeds from collection on note receivable	123,519	
Net cash and cash equivalents provided by (used in) investing activities		28,005
Cash flows from financing activities:		
Redemption of common stocks	(54,000)	
Distributions	(4,975,000)	
Net cash and cash equivalents provided by (used in) financing activities		(5,029,000)
Net increase (decrease) in cash and cash equivalents		627,545
Cash and cash equivalents at beginning of year		8,470,080
Cash and cash equivalents at end of year		$ 9,097,625
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ –	
Income taxes	$ 50,200	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Green Street Advisors, Inc. (the "Company"), was originally incorporated in the State of California on January 8, 1988. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company is headquartered in Newport Beach, CA, and has a stock brokerage office in Texas.

The Company is an independent research and consulting firm concentrating on publicly traded real estate securities. Its practice concentrates primarily on Real Estate Investment Trusts ("REITs") and other publicly traded real estate. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company does not engage in investment banking, underwriting or advisory work with any of the clients in its coverage universe, thereby avoiding the conflicts of interest that may burden some Wall Street firms. However, the Company is affiliated with Eastdil Secured ("Eastdil"), a real estate brokerage and investment bank that, on occasion may engage in such activities. Fifteen (15) current and former employees of Eastdil collectively own a 5% ownership interest in the Company. The Company does not control, have ownership in, or make any business or investment decisions for Eastdil.

The Company is a wholly–owned subsidiary of Green Street Holdings, Inc. (the "Parent"), and is affiliated through common ownership to Green Street Investors, LLC. (the "Affiliate")

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives commission from stock transactions for clients who subscribe to the Company's research on publicly traded real estate securities. Other revenue is derived from providing research products and consulting services that lead to superior investment performance and insight for its clients. As an alternative to the commission arrangement, certain clients elect to pay a set fee for a subscription to the research service and are invoiced for a period ranging from three months to a year. Deferred revenue represents the portion of revenue which is attributable to future periods covered by these agreements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company's investments in marketable securities are held principally for the purpose of selling in the near term. These investments are valued at market value on the balance sheet. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in investment accounts.

Office equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Office equipment is depreciated over its estimated useful life of five (5) to seven (7) years by the straight-line method.

The Company, with the consent of its Stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

Note 2: MERGER REORGANIZATION

On May 30, 2006, the Company entered into a tax-free merger-reorganization under which it became a wholly-owned subsidiary of a newly-formed Delaware Corporation, Green Street Holdings, Inc. (the "Parent"). As part of the same transaction, the Parent became the sole member of Green Street Investors, LLC, a registered investment advisor in the state of California and formerly wholly-owned by the Company. At the completion of the transaction the former shareholders of the Company became the shareholders of the Parent with the Parent becoming the new owner of both predecessor entities.

Note 2: MERGER REORGANIZATION (Continued)

The purpose of the reorganization was to create a more flexible operating structure for the Company, enable it to expand its business operations, and enhance its ability to attract and retain qualified employees. The new organization enables the company to pursue new business opportunities, such as providing investment management services that were somewhat restricted under the old structure.

Note 3: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities consist of corporate mutual funds with a fair market value of $1,020,129. The accounting for the mark-to-market on the investment trading is included in other income as unrealized gains of $29,278.

Note 4: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $100,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate.

Note 5: OFFICE EQUIPMENT, NET

Office equipment is recorded at cost.

		Depreciable Life Years
Office equipment	$ 426,191	5-7
Less accumulated depreciation	(261,106)	
Office equipment, net	$ 165,085	

Depreciation expense for the year ended December 31, 2006 was $54,455.

Note 6: SPITZER POOL INITIATIVE INCOME

The company has been selected to provide research to certain investment banking clients as part of the 2004 Spitzer Pool settlement. The Spitzer settlement specifies that the obligation of the investment banks to purchase independent research runs for five years. However, since the banks can choose among many vendors, their payments to the company are cancelable at any time. After 2009, the banks are under no obligation to purchase research and it is uncertain whether they will continue to purchase Green Street's research for their clients. The company recorded Spitzer Pool Initiative Income of $347,588 for the year ended December 31, 2006.

Note 7: COMMUNICATIONS

Communications are summarized by major classifications as follows:

Dues & subscriptions	$ 469,852
Telephone & communication lines	83,990
	$ 553,842

Note 8: OTHER OPERATING EXPENSES

Other operating expenses are summarized by major classifications as follows:

Office expenses	$ 450,056
Professional fees	336,872
Travel	386,177
Printing, postage and delivery	140,160
Entertainment	131,955
Depreciation expense	54,455
	$ 1,499,645

Note 9: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is required. The State of California recognizes S corporations for state tax purposes. However, the state imposes a 1.5 % tax on the net income and a minimum Franchise Tax of $800, whichever is greater. The State of Texas taxes the Company based on its allocable portion of taxable capital and earned surplus.

The state income tax provision consists of the following:

California state income taxes	$ 65,879
Texas state income taxes	237,829
Total income tax provision	$ 303,708

Note 10: RELATED PARTY TRANSACTIONS

The Company, the Parent and the Affiliate share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Company and reimbursed by the Parent and the Affiliate in accordance with an administrative services agreement. At December 31, 2006 the amounts receivable from the Parent and the Affiliate were $556,706 and $295,275, respectively. The Company also incurred $2,655,100 in management fee paid to the Parent. At December 31, 2006 the Company owed $-0- in management fees to the Parent.

Note 10: RELATED PARTY TRANSACTIONS (Continued)

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is affiliated with Eastdil. The Company assists Eastdil in evaluating certain transactions that may involve the use of securities of public real estate companies as currency. The Company receives a percentage of net revenue from these transactions. At December 31, 2006 revenue derived from this arrangement was $1,901,823 and is classified as commission revenue in the statement of income.

Note 11: EMPLOYEE PENSION PLAN

The Company maintains a Simplified Employee Pension Plan ("SEP") plan covering all of its eligible employees. The SEP Plan is discretionary and continuance of the plan is at the sole discretion of the Company. Under the terms of the plan, the firm made specified contributions of up to 15% of net compensation not to exceed $30,000 per employee. These contributions are made on behalf of eligible employees as part of the overall compensation program of the Company. The funds are invested in tax-deferred retirement funds as chosen by each eligible employee. The Company recorded contributions of $533,155 for the year ended December 31, 2006.

Note 12: DEFERRED COMPENSATION PLAN

Effective January 1, 2006, the Company adopted an unfunded non-qualified deferred compensation plan (the "Plan") for a select group of management or highly compensated employees. The purpose of the Plan is to promote growth and profitability by providing officers and other key executives of the Company with an incentive to achieve long-term corporate objectives. The amounts of compensation to be deferred are determined by a committee selected by the Board of Directors as its duly authorized delegates. Since the Plan is unfunded, the Company is not required to segregate funds representing the value of deferred compensation granted under the Plan and credited to a participant's deferred compensation account. Accordingly, a participant's rights to deferral amounts credited under the Plan shall be those of a general creditor of the Company. For the year ending December 31, 2006 the Company has accrued $815,607 of compensation to be credited to the Plan.

Note 13: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Green Street Advisors, Inc.
Notes to Financial Statements
December 31, 2006

Note 14: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancelable lease which commenced March 11, 1997. This lease was amended and extended until May of 2010. The Company also entered into a new lease for office space in support of its brokerage operations in

Dallas, Texas. This new lease commenced in June of 2005 and expires in June of 2010. These leases contain provisions for rent escalation based on increases in certain costs incurred by the lessor.

Future minimum lease payments under these leases are as follows:

Year	Amount
2007	$ 266,271
2008	273,383
2009	280,493
2010	142,025
2011 & thereafter	–
Total	$ 962,172

Occupancy expense was $384,279 for the year ended December 31, 2006.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2006, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 15: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to

Note 15: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 16: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $3,948,657 which was $3,474,840 in excess of its required net capital of $473,817; and the Company's ratio of aggregate indebtedness ($7,107,265) to net capital was 1.80 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 17: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $96,668 between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 3,851,989
Adjustments:		
Retained earnings	$ (3,422,507)	
Non-allowable assets	3,519,175	
Total adjustments		96,668
Net capital per audited statements		$ 3,948,657

Green Street Advisors, Inc.
Schedule I - Computation Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Stockholders' equity		
Common stock	$ 1,522	
Additional paid-in capital	5,417,084	
Retained earnings	865,553	
Total stockholders' equity		$ 6,284,159
Less: Non-allowable assets		
Account receivable	(1,000,111)	
Receivable from related party	(851,981)	
Office equipment, net	(165,085)	
Other assets	(93,209)	
Total non-allowable assets		(2,110,386)
Net capital before haircuts		4,173,773
Less: Adjustments to net capital		
Haircuts on mutual fund	(71,409)	
Haircuts on money market	(153,707)	
Total adjustments to net capital		(225,116)
Net capital		3,948,657
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 473,817	
Minimum dollar net capital required	50,000	
Net capital required (greater of above)		473,817
Excess net capital		$ 3,474,840
Ratio of aggregate indebtedness to net capital	1.80: 1	

There was a difference of $96,668 between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31,2006. See Note 17.

See independent auditor's report.

Green Street Advisors, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirement is not applicable to Green Street Advisors, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Green Street Advisors, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to Green Street Advisors, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Green Street Advisors, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Green Street Advisors, Inc.:

In planning and performing our audit of the financial statements of Green Street Advisors, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 9, 2007

Green Street Advisors, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2006

END